[Letterhead of Sutherland Asbill & Brennan LLP]

June 11, 2013

VIA EDGAR

Kimberley A. Browning, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Full Circle Capital Corporation

Registration Statement on Form N-2

File No. 333-188280

Dear Ms. Browning:

On behalf of Full Circle Capital Corporation (the “Fund”), set forth below is the Fund’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated May 31, 2013 with respect to the Fund’s registration statement on Form N-2 (File No. 333-188280), filed with the Commission on May 2, 2013, as amended (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Prospectus are indicated in the Fund’s responses, such revisions are set forth in the Prospectus included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

General

1.	The Staff hereby incorporates by reference into this letter, the comments we made in our letter to the Company, dated April 9, 2013, regarding the Prior Registration Statement. Please apply those comments to this Registration Statement and revise the disclosure accordingly.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Prospectus Cover Page

2.	It appears from the “Indenture Provisions-Ranking” discussion on page 124 that the Notes should not be referred to as “Senior” Notes. Please make conforming deletions throughout the prospectus.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

* * * * * *

Kimberley A. Browning, Esq.

June 11, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	John Stuart, Full Circle Capital Corporation
John Mahon, Sutherland Asbill & Brennan LLP
Bradford Sayler, Sutherland Asbill & Brennan LLP